Form U-13-60
                 Mutual and Subsidiary Service Companies
                         Revised February 7, 1980

                              ANNUAL REPORT

                             FOR THE PERIOD

           Beginning January 1, 1998 and Ending December 31, 1998

                                 TO THE

                  US SECURITIES AND EXCHANGE COMMISSION

                                   OF

                           UNITIL SERVICE CORP.

                      A Subsidiary Service Company






Date of Incorporation	October 9, 1984

State of Incorporation  New Hampshire

Location of Principal Executive Offices of Reporting Company:
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name, Title and address of officer to whom correspondence concerning this report should be addressed:
Laurence M. Brock, VP and Controller
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name of Principal Holding Company Whose Subsidaries are served by Reporting
Company:
UNITIL Corporation


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts            Schedule or Account     Page
                                                        Number          Number

COMPARATIVE BALANCE SHEET                             Schedule I         4-5
  SERVICE COMPANY PROPERTY                            Schedule II        6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8
  INVESTMENTS                                         Schedule IV        9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                           Schedule V         10
  FUEL STOCK EXPENSES UNDISTRIBUTED                   Schedule VI        11
  STORES EXPENSE UNDISTRIBUTED                        Schedule VII       12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII      13
  MISCELLANEOUS DEFERRED DEBITS                       Schedule IX        14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                        Schedule X         15
  PROPRIETARY CAPITAL                                 Schedule XI        16
  LONG-TERM DEBT                                      Schedule XII       17
  CURRENT AND ACCRUED LIABILITIES                     Schedule XIII      18
  NOTES TO FINANCIAL STATEMENTS                       Schedule XIV       19

COMPARATIVE INCOME STATEMENT                          Schedule XV        20
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457        21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES        Account 458        22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                          Schedule XVI       23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                                    Schedule XVII      24-25
  DEPARTMENTAL ANALYSIS OF SALARIES                   Account 920        26
  OUTSIDE SERVICES EMPLOYED                           Account 923        27
  EMPLOYEE PENSIONS AND BENEFITS                      Account 926        28
  GENERAL ADVERTISING EXPENSES                        Account 930.1      29
  MISCELLANEOUS GENERAL EXPENSES                      Account 930.2      30
  RENTS                                               Account 931        31
  TAXES OTHER THAN INCOME TAXES                       Account 408        32
  DONATIONS                                           Account 426.1      33
  OTHER DEDUCTIONS                                    Account 426.5      34
  NOTES TO STATEMENT OF INCOME                        Schedule XVIII     35
  FINANCIAL DATA SCHEDULE                             Schedule XIX       36
  ORGANIZATION CHART                                                     37
  METHODS OF ALLOCATION                                                  38
  ANNUAL STATEMENT OF COMPENSATION FOR USE                               39
  OF CAPITAL BILLED


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

                  SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT                   ASSETS AND OTHER DEBITS          AS OF DECEMBER 31
                                                           CURRENT    PRIOR
	SERVICE COMPANY PROPERTY
101       Service company property (Schedule II)          5,371,304  4,766,665
107       Construction work in progress  (Schedule II)            0          0
            Total Property                                5,371,304  4,766,665

108	  Less accumulated provision for depreciation
	  and amortization of service company
          property  (Schedule III)                        2,670,176  1,769,333
            Net Service Company Property                  2,701,128  2,997,332

	INVESTMENTS
123       Investments in associate companies  (Schedule IV)       0          0
124       Other investments                   (Schedule IV)       0          0
            Total investments                                     0          0

	CURRENT AND ACCRUED ASSETS
131       Cash                                              537,413    487,562
134       Special deposits                                        0          0
135       Working funds                                       6,000      6,000
136       Temporary cash investments   (Schedule IV)              0          0
141       Notes receivable                                        0          0
143       Accounts receivable                               221,825    113,241
144	  Accumulated provision for uncollectable
          accounts                                                0          0
146	  Accounts receivable from associate
          companies    (Schedule V)                       1,656,544  2,032,757
152       Fuel stock expense undistributed   (Schedule VI)        0          0
154       Materials and supplies                                  0          0
163       Stores expense undistributed   (Schedule VII)           0          0
165       Prepayments                                        66,259     63,158
174	  Miscellaneous current and accrued
          assets     (Schedule VIII)                              0          0
            Total Current and Accrued Assets              2,488,041  2,702,718

	DEFERRED DEBITS
181       Unamortized debt expense                                0          0
184       Clearing accounts                                   6,788    251,770
186       Miscellaneous deferred debits   (Schedule IX)   1,636,028  1,036,457
188	  Research, development, or demonstration
          expenditures    (Schedule X)                            0          0
190       Accumulated deferred income tax                         0          0
            Total Deferred Debits                         1,642,816  1,288,227

        TOTAL ASSETS AND OTHER DEBITS                     6,831,985  6,988,277


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT       LIABILITIES AND PROPRIETARY CAPITAL           AS OF DECEMBER 31
                                                           CURRENT       PRIOR
	PROPRIETARY CAPITAL
201       Common stock issued   (Schedule XI)                 1,000      1,000
211       Miscellaneous paid-in-capital   (Schedule XI)           0          0
215       Appropriated retained earnings   (Schedule XI)          0          0
216       Unappropriated retained earnings   (Schedule XI)    1,688      1,688
            Total Proprietary Capital                         2,688      2,688

	LONG-TERM DEBT
223       Advances from associate companies   (Schedule XII)      0          0
224       Other long-term debt   (Schedule XII)                   0          0
225       Unamortized premium on long- term debt                  0          0
226       Unamortized discount on long-term debt-debit            0          0
            Total Long-Term Debt                                  0          0

227       Obligations under capital leases - non-current  1,942,147  2,233,598

	CURRENT AND ACCRUED LIABILITIES
231       Notes payable                                           0          0
232       Accounts payable                                  636,931    666,092
233	  Notes payable to associate
          companies   (Schedule XIII)                     2,424,099  1,816,986
234	  Accounts payable to associate
          companies   (Schedule XIII)                       425,804  1,452,443
236       Taxes accrued                                    (144,013)    35,932
237       Interest accrued                                   48,826          0
238       Dividends declared                                      0          0
241       Tax collections payable                                 0          0
242	  Miscellaneous current and accrued
          liabilities   (Schedule XIII)                   1,539,132    748,570
243       Obligations under capital leases - current        754,544    752,887
            Total Current and Accrued Liabilities         5,685,323  5,472,910

	DEFERRED CREDITS
253       Other deferred credits                                  0          0
255       Accumulated deferred investment tax credits             0          0
            Total Deferred Credits                                0          0

282     ACCUMULATED DEFERRED INCOME TAXES                  (798,173)  (720,919)


        TOTAL LIABILITIES AND PROPRIETARY CAPITAL         6,831,985  6,988,277


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

                      SCHEDULE II - SERVICE COMPANY PROPERTY

                          BALANCE AT         RETIREMENTS    OTHER      BALANCE
                          BEGINNING  ADDITIONS   OR       CHANGES 1/  AT CLOSE
DESCRIPTION                OF YEAR              SALES                  OF YEAR
SERVICE COMPANY PROPERTY
Account

301   ORGANIZATION

303  MISCELLANEOUS
         INTANGIBLE PLANT

304  LAND AND LAND RIGHTS		`

305  STRUCTURES AND
         IMPROVEMENTS

306  LEASEHOLD
         IMPROVEMENTS

307  EQUIPMENT 2/       3,723,256    550,317           0     0       4,273,573

308  OFFICE FURNITURE
         AND EQUIPMENT  1,028,232     54,323           0      0      1,082,555
309  AUTOMOBile
        OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT          15,176     21,020     (21,020)     0         15,176

310  AIRCRAFT AND
        AIRPORT EQUIPMENT

311  OTHER SERVICE
         COMPANY
         PROPERTY 3/

SUB-TOTAL               4,766,665    625,659     (21,020)     0      5,371,304

107  CONSTRUCTION
         WORK IN
         PROGRESS
    TOTAL               4,766,665    625,659     (21,020)     0      5,371,304
1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
NONE


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


                             SCHEDULE II - CONTINUED

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                              BALANCE AT
     SUBACCOUNT DESCRIPTION          ADDITIONS                  CLOSE OF
                                                                 YEAR

Computer                              380,404                 3,532,685

PBX Phone System                      169,913                   740,888


        TOTAL                         550,317                 4,273,573

3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:
NONE


4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
NONE




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

                               SCHEDULE III

                  ACCUMULATED PROVISION FOR DEPRECIATION AND
                   AMORTIZATION OF SERVICE COMPANY PROPERTY

                        BALANCE AT  ADDITIONS               OTHER      BALANCE
                         BEGINNING   CHARGED               CHANGES    AT CLOSE
DESCRIPTION               OF YEAR   TO ACCOUNT  RETIRE-      ADD       OF YEAR
                                       403      MENTS      (DEDUCT)1/
Account

301   ORGANIZATION

303  MISCELLANEOUS
        INTANGIBLE PLANT

304  LAND AND LAND
        RIGHTS
305  STRUCTURES AND
        IMPROVEMENTS

306  LEASEHOLD
       IMPROVEMENTS

307  EQUIPMENT           1,629,918    743,640          0      0      2,373,558

308  OFFICE FURNITURE
         AND EQUIPMENT     144,488    152,145          0       0       296,633

309  AUTOMOBILES,
        OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT           (5,073)     26,078    (21,020)      0          (15)

310  AIRCRAFT AND
    AIRPORT EQUIPMENT

311  OTHER SERVICE
    COMPANY PROPERTY

TOTAL                    1,769,333    921,863    (21,020)      0     2,670,176

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.
              Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount

              Under Account 136, "Temporary Cash Investments", list each investment separately.
                                                    BALANCE AT      BALANCE AT
                            DESCRIPTION              BEGINNING         CLOSE
                                                      OF YEAR         OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATED COMPANIES           0                0


ACCOUNT 124 - OTHER INVESTMENTS                            0                0


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                   0                0



        TOTAL                                              0                0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
                                                    BALANCE AT      BALANCE AT
               DESCRIPTION                          BEGINNING         CLOSE
                                                    OF YEAR          OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
                         Companies

Concord Electric Company                               399,447         270,789

Exeter & Hampton Electric Company                      383,034         277,879

Fitchburg Gas and Electric Light Company               873,277         733,193

UNITIL Power Corp.                                     360,910         350,090

UNITIL Realty Corp.                                      2,613          12,712

UNITIL Corporation                                           0           5,049

UNITIL Resources, Inc.                                  13,476           6,832

        TOTAL                                        2,032,757       1,656,544

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

Concord Electric Company                                                85,094
Exeter & Hampton Electric Company                                       89,601
Fitchburg Gas and Electric Light Company                               659,416
UNITIL Power Corp.                                                     353,738
UNITIL Realty Corp.                                                     31,089
UNITIL Resources, Inc.                                                  21,390
UNITIL Corp.                                                               133

For detail of convenience payments by type and company, paid by Unitil Service Corp. see following table.
        TOTAL PAYMENTS                                               1,240,461







ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31,1998


CONVENIENCE PAYMENTS BY TYPE AND COMPANY
                                            CECo      E&H       FG&E      UPC
Legal                                      $53,969  $58,734  $620,749 $330,984

Audit                                       31,125   30,866    38,667   22,754


                                          $ 85,094  $89,601  $659,416 $353,738





CONVENIENCE PAYMENTS BY TYPE AND COMPANY  (Cont.)
                                               URI     URC     UC        Total
Legal                                      $21,257  $25,323     0    1,111,016

Audit                                          133    5,766   133      129,445


                                           $21,390  $31,089   133   $1,240,461




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect
	to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                           DESCRIPTION             LABOR     EXPENSE     TOTAL


ACCOUNT 152 - FUEL STOCK EXPENSE UNDISTRIBUTED         0           0         0



                           TOTAL                       0           0         0
SUMMARY:










ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                                           LABOR   EXPENSE    TOTAL


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED               0         0         0



                                 TOTAL                   0         0         0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account.  Items less
	than $10,000 may be grouped, showing the number of items in each group.

                                                    BALANCE AT      BALANCE AT
              DESCRIPTION                            BEGINNING       CLOSE
                                                      OF YEAR        OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
        ACCRUED ASSETS                                      0               0



        TOTAL                                               0               0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                    BALANCE AT      BALANCE AT
                  DESCRIPTION                        BEGINNING       CLOSE
                                                      OF YEAR        OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Under/(over) collected administrative expenses          59,822           7,637

Postage                                                 23,856          69,343

PC purchases                                            12,848           3,537

Software Costs                                         939,932       1,555,511


            TOTAL                                    1,036,458       1,636,028



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                                   BALANCE AT
                 DESCRIPTION                                          CLOSE
                                                                     OF YEAR

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES                                   0


                TOTAL                                                      0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998



SCHEDULE XI - PROPRIETARY CAPITAL
                                               PAR OR         OUTSTANDING
                                NUMBER OF      STATED       CLOSE OF PERIOD
 ACCOUNT NUMBER CLASS OF         SHARES        VALUE        NO. OF     TOTAL
                 STOCK          AUTHORIZED     PER SHARE    SHARES     AMOUNT


     201       COMMON STOCK ISSUED    300        10.00       100         1,000

INSTRUCTIONS:	Classify amounts in each account with brief explanation,
disclosing the general nature of transactions which gave rise to the reported amounts.

        DESCRIPTION                                                 AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                            0

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                           0


                                TOTAL                                  0

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the
year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in
cash or otherwise, provide rate	percentage, amount of dividend, date declared
and date paid.

                        BALANCE AT    NET INCOME                BALANCE AT
        DESCRIPTION     BEGINNING       OR         DIVIDENDS       CLOSE
                        OF YEAR        (LOSS)        PAID         OF YEAR
ACCOUNT 216 -
UNAPPROPRIATED RETAINED
EARNINGS                   1,688            0            0           1,688


        TOTAL              1,688            0            0           1,688


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

SCHEDULE XII - LONG-TERM DEBT
INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.






         TERMS OF
         OBLIG CLASS     DATE                                         BALANCE
NAME OF  & SERIES        OF        INT.     AMT.                1/    AT CLOSE
CREDITOR OF OBLIGATION   MAT.      RATE     AUTH.   ADD.      DED.     OF YEAR

ACCOUNT 223 -  ADVANCES
FROM ASSOCIATE COMPANIES                     0        0        0          0





ACCOUNT 224 - OTHER LONG-TERM  DEBT:         0        0        0          0



        TOTAL                                0        0        0          0
1/ GIVE AN EXPLANATION OF DEDUCTIONS:


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     BALANCE AT     BALANCE AT
                            DESCRIPTION               BEGINNING       CLOSE
                                                      OF YEAR         OF YEAR

ACCOUNT 233 -  NOTES PAYABLE TO
ASSOCIATE COMPANIES
Money Pool                                           1,816,986      2,424,099


           TOTAL                                     1,816,986      2,424,099

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES

Concord Electric Company                                     0        (83,469)

Exeter & Hampton Electric Company                       88,580        (65,370)

Fitchburg Gas and Electric Company                      41,396       (373,904)

UNITIL Corporation  (1)                              1,321,602      1,081,034

UNITIL Power Corporation                                   865       (129,106)

UNITIL Realty Corporation                                    0         (1,425)

UNITIL Resources, Inc.                                       0         (1,955)



(1) Balance consists of KESOP for UNITIL
Service Employees only, not subsidaries.
                              TOTAL                  1,452,443        425,804

ACCOUNT 242 - MISCELLANEOUS CURRENT
AND ACCRUED LIABILITIES
Accrued FASB 87                                        200,616        517,943
Accrued Supplemental Executive Retirement Plan         363,655        439,846
Accrued Legal Fees                                       3,043            973
Accrued Annual Report                                   54,495         53,100
Accrued FASB 106                                        65,117         87,805
Accrued FASB 106 - APBO                                 (2,489)         2,421
Accrued FASB 106 - Gain/Loss                            (1,649)        (1,649)
Accrued Interest on Escrow                              23,435              0
Accrued Auditing                                             0          2,700
Accrued Compensation                                         0        407,000
Accrued Miscellaneous Costs                             42,347         28,993
         TOTAL                                         748,570      1,539,132



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENT



INSTRUCTIONS:	The space below is provided for important notes regarding the
	financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



Selected Notes to the Financial Statements:

UNITIL Service Corp. (USC), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. USC is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, USC maintains its books of account as prescribed by the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" as Amended February 2, 1979 to be effective January 1, 1980. USC prepares its financial statements in conformity with generally accepted accounting principles.


Please refer to the 1998 UNITIL Corporation Form 10-K for additional disclosures.



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


SCHEDULE XV

STATEMENT OF INCOME

ACCOUNT                DESCRIPTION                       CURRENT      PRIOR
                                                           YEAR        YEAR
	INCOME
457       Services rendered to associate companies      17,003,091  12,935,280
458	  Services rendered to nonassociate
          companies                                         30,000      30,000
419       Interest Income                                        0         539
421       Miscellaneous income or loss                     (18,685)     10,830
        Total Income                                    17,014,406  12,976,649

	EXPENSE
920       Salaries and wages                             8,023,133   5,914,082
921       Office supplies and expenses                     968,711     812,299
922	  Administrative expense transferred -
          credit                                            52,185    (51,631)
923       Outside services employed                      1,495,119     863,769
924       Property insurance                                 2,851       3,524
925       Injuries and damages                              28,135      27,449
926       Employee pensions and benefits                 1,656,941   1,404,858
928       Regulatory commission expense                          0           0
930.1     General advertising expense                      449,561     775,607
930.2     Miscellaneous general expense                    366,986     (59,604)
931       Rents                                          1,666,467   1,482,496
932	  Maintenance of structures and
          equipment                                        488,204     337,676
403       Depreciation and amortization expense            903,178     785,609
408       Taxes other than income taxes                    551,633     402,731
409       Income taxes                                      95,666      53,612
410       Provision for deferred income taxes              (77,254)    (53,727)
411	  Provision for deferred income taxes -
          credit                                                 0           0
411.5     Investment tax credit                                  0           0
426.1     Donations                                          24,822      5,046
426.5     Other deductions                                       0          18
427       Interest on long-term debt                             0           0
430	  Interest on debt to associate
          companies                                         57,442      43,446
431       Other interest expense                           260,626     229,390
        Total Expense                                   17,014,406  12,976,649


        Net Income or (Loss)                                     0           0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

ANALYSIS OF BILLING
ASSOCIATE COMPANIES
ACCOUNT 457

                             DIRECT       INDIRECT    COMPENSATION    TOTAL
                              COSTS         COSTS       FOR USE      AMOUNT
NAME OF ASSOCIATE            CHARGED       CHARGED     OF CAPITAL    BILLED
COMPANY                       457-1          457-2        457-3


Concord Electric Company    1,384,374      1,517,136          0     2,901,510

Exeter & Hampton Electric
Company                     1,337,906      1,461,992          0     2,799,898

Fitchburg Gas and Electric
Light Company               3,602,880      3,953,422          0     7,556,302

UNITIL Power Corp.          1,675,876      1,855,974          0     3,531,850

UNITIL Realty Corp.            31,093         32,951          0        64,044

UNITIL Resources, Inc.         59,745         89,742          0       149,487




TOTAL                       8,091,874      8,911,217          0    17,003,091


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458

         DIRECT  INDIRECT  COMPENSATION            EXCESS
NAME OF  COSTS   COSTS     FOR USE       TOTAL       OR           TOTAL
NONASSOC CHARGED CHARGED   OF CAPITAL             DEFICIENCY      AMOUNT
COMPANY   457-1   457-2      457-3       COST         458-4       BILLED

UNITIL Retiree
Trust       0    30,000                 30,000         0          30,000


Total       0    30,000         0       30,000         0          30,000

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

UNITIL Retiree Trust - Professional services provided.




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                              ASSOCIATE COMPANY CHARGES
           DESCRIPTION OF ITEMS            DIRECT       INDIRECT
                                           COST           COST           TOTAL
920     SALARIES AND WAGES                6,934,336    1,058,797     7,993,133
921     OFFICE SUPPLES AND EXPENSES          94,352      874,360       968,711
922     ADMIN EXPENSE TRANS-CREDIT                        52,185        52,185
923     OUTSIDE SERVICES EMPLOYED           144,860    1,350,259     1,495,119
924     PROPERTY INSURANCE                                 2,851         2,851
925     INJURIES AND DAMAGES                              28,135        28,135
926     EMPLOYEE PENSIONS AND BENEFITS                 1,656,941     1,656,941
928     REGULATORY COMMISSION EXPENSE                          0             0
930.1  GENERAL ADVERTISING EXPENSE                       449,561       449,561
930.2  MISC. GENERAL EXPENSE                             366,986       366,986
931     RENTS                                     0    1,666,467     1,666,467
932     MAINT. OF STRUCT. & EQUIP.          918,326     (430,122)      488,204
403     DEPR. AND AMORT. EXPENSE                         903,178       903,178
408     TAXES OTHER THAN INCOME                          551,633       551,633
409     INCOME TAXES                                      95,666        95,666
410     PROV FOR DEF INC TAXES                           (77,254)      (77,254)
411     PROV FOR DEF INC TAX CREDIT                                          0
411.5  INVESTMENT TAX CREDIT                                                 0
419     INTEREST INCOME                                   18,685        18,685
426.1  DONATIONS                                          24,822        24,822
426.5  OTHER DEDUCTIONS                                        0             0
427     INTEREST ON LONG-TERM DEBT                                           0
431     OTHER INTEREST EXPENSE                           260,626       260,626

INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                         8,091,874    8,853,775    16,945,649
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S          0       57,442        57,442
TOTAL EXPENSES                            8,091,874    8,911,217    17,003,091
421  MISCELLANEOUS INCOME                         0      (18,685)      (18,685)
TOTAL COST OF SERVICE                     8,091,874    8,892,532    16,984,406


SCHEDULE XVI CONT.
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                            NONASSOCIATE COMPANY CHARGES
           DESCRIPTION OF ITEMS                 DIRECT    INDIRECT
                                                COST       COST          TOTAL
920     SALARIES AND WAGES                                 30,000       30,000
921     OFFICE SUPPLES AND EXPENSES                                          0
922     ADMIN EXPENSE TRANS-CREDIT                                           0
923     OUTSIDE SERVICES EMPLOYED                                            0
924     PROPERTY INSURANCE                                                   0
925     INJURIES AND DAMAGES                                                 0
926     EMPLOYEE PENSIONS AND BENEFITS                                       0
928     REGULATORY COMMISSION EXPENSE                                        0
930.1  GENERAL ADVERTISING EXPENSE                                           0
930.2  MISC. GENERAL EXPENSE                                                 0
931     RENTS                                                                0
932     MAINT. OF STRUCT. & EQUIP.                                           0
403     DEPR. AND AMORT. EXPENSE                                             0
408     TAXES OTHER THAN INCOME                                              0
409     INCOME TAXES                                                         0
410     PROV FOR DEF INC TAXES                                               0
411     PROV FOR DEF INC TAX CREDIT                                          0
411.5   INVESTMENT TAX CREDIT                                                0
419     INTEREST INCOME                                                      0
426.1   DONATIONS                                                            0
426.5   OTHER DEDUCTIONS                                                     0
427     INTEREST ON LONG-TERM DEBT                                           0
431     OTHER INTEREST EXPENSE                                               0

INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                                  0       30,000       30,000
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S           0            0            0
TOTAL EXPENSES                                     0       30,000       30,000
421  MISCELLANEOUS INCOME                          0            0            0
TOTAL COST OF SERVICE                              0       30,000       30,000


SCHEDULE XVI CONT.
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                         TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS                          DIRECT    INDIRECT
                                               COST       COST        TOTAL
920     SALARIES AND WAGES                 6,934,336    1,088,797     8,023,133
921     OFFICE SUPPLES AND EXPENSES           94,352      874,360       968,711
922     ADMIN EXPENSE TRANS-CREDIT                 0       52,185        52,185
923     OUTSIDE SERVICES EMPLOYED            144,860    1,350,259     1,495,119
924     PROPERTY INSURANCE                         0        2851          2,851
925     INJURIES AND DAMAGES                       0       28,135        28,135
926     EMPLOYEE PENSIONS AND BENEFITS             0    1,656,941     1,656,941
928     REGULATORY COMMISSION EXPENSE              0            0             0
930.1  GENERAL ADVERTISING EXPENSE                 0      449,561       449,561
930.2  MISC. GENERAL EXPENSE                       0      366,986       366,986
931     RENTS                                      0    1,666,467     1,666,467
932     MAINT. OF STRUCT. & EQUIP.           918,326     (430,122)      488,204
403     DEPR. AND AMORT. EXPENSE                   0      903,178       903,178
408     TAXES OTHER THAN INCOME                    0      551,633       551,633
409     INCOME TAXES                               0       95,666        95,666
410     PROV FOR DEF INC TAXES                     0      (77,254)      (77,254)
411     PROV FOR DEF INC TAX CREDIT                0            0             0
411.5  INVESTMENT TAX CREDIT                       0            0             0
419     INTEREST INCOME                            0       18,685        18,685
426.1  DONATIONS                                   0       24,822        24,822
426.5  OTHER DEDUCTIONS                            0            0             0
427     INTEREST ON LONG-TERM DEBT                 0            0             0
431     OTHER INTEREST EXPENSE                     0      260,626       260,626
INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                          8,091,874    8,883,775    16,975,649
COMPENSATION FOR USE OF EQUITY CAPITAL                                        0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S           0       57,442        57,442
TOTAL EXPENSES                             8,091,874    8,941,217    17,033,091
421  MISCELLANEOUS INCOME                          0      (18,685)     (18,685)
TOTAL COST OF SERVICE                      8,091,874    8,922,532    17,014,406

ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                              DEPARTMENT OR
                                                            SERVICE FUNCTION
DESCRIPTION OF ITEMS                TOTAL      OVER-      MARKET
                                   AMOUNT      HEAD       PRICING     ADMIN.
920 SALARIES AND WAGES             8,023,133              956,619      647,205
921 OFFICE SUPPLES AND EXPENSES      968,711               70,179      272,971
922 ADMIN. EXPENSE TRANS-CREDIT       52,185
923 OUTSIDE SERVICES EMPLOYED      1,495,119               80,782       14,560
924 PROPERTY INSURANCE                 2,851
925 INJURIES AND DAMAGES              28,135
926 EMPLOYEE PENSIONS AND BENEFITS 1,656,941               15,235        8,030
928 REGULATORY COMMISSION EXPENSE          0
930.1  GENERAL ADVERTISING EXPENSE   449,561              421,601       27,945
930.2  MISC. GENERAL EXPENSE         366,986
931 RENTS                          1,666,467                         1,718,333
932 MAINT. OF STRUCT. & EQUIP.       488,204                           322,857
403 DEPR. AND AMORT. EXPENSE         903,178
408 TAXES OTHER THAN INCOME          551,633
409 INCOME TAXES                      95,666
410 PROV. FOR DEF. INC. TAXES        (77,254)
411 PROV. FOR DEF. INC. TAX CREDIT         0
411.5  INVESTMENT TAX CREDIT               0
426.1  DONATIONS                      24,822
426.5  OTHER DEDUCTIONS                    0
427 INTEREST ON LONG-TERM DEBT             0
430 INTEREST ON DEBT TO ASSOCIATE
           COMPANIES                  57,442
431 OTHER INTEREST EXPENSE           260,626
INSTRUCTIONS:  Indicate each
department or
service function. (see Instruction
01-3 General Structure of Account-
ing System Uniform System Account.
TOTAL EXPENSES -                  17,014,406            1,544,416    3,011,902


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                      DEPARTMENT OR SERVICE FUNCTION
ACCOUNT            ENERGY                         CUSTOMER
NUMBER  ACCOUNTING RESOURCES DISTRIBUTION FINANCE AFFAIRS ENGINEER. TECHNOLOGY

920       873,927   920,885     257,962 1,538,446 1,304,707  1,091,920  431,462
921        66,066    64,936       3,055    52,982   148,239    113,881  176,402
922        52,185
923        10,250   129,981     461,631   408,123   338,962     32,660   18,170
924                                         2,851
925                                        28,135
926        14,802     5,843             1,598,708    10,860      1,480    1,982
928
930.1                    15
930.2        (130)   55,349               292,937    18,830
931    (1,121,017)      240       6,171    15,084   259,181      4,140  784,335
932        19,884                          21,108    75,601        552   48,202
403       903,178
408       551,633
409        95,666
410       (77,254)
411
411.5
426.1      24,822
426.5           0
427
430                                        57,442
431                                       260,626




        1,414,012 1,177,249     728,819 4,276,442  2,156,380 1,244,633 1,460,553



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

                                      DEPARTMENT SALARY EXPENSE     NUMBER
NAME OF DEPARTMENT                INCLUDE IN AMOUNTS BILLED TO     PERSONNEL
Indicate each departmentTOTAL   PARENT    OTHER       NON           END OF
or service function     AMOUNT  COMPANY ASSOCIATES ASSOCIATES         YEAR


Market Pricing       1,085,076     0    1,085,076           0           22

Technology             431,462     0      431,462           0           11

Accounting             873,927     0      869,127       4,800           22

Finance                665,681     0      665,081         600            9

Administrative       1,519,970     0    1,496,270      23,700           15

Energy Resources       792,428     0      792,428           0            9

Engineering          1,091,920     0    1,091,920           0           21

Distribution           257,962     0      257,962           0            1

Customer Affairs     1,304,707     0    1,303,807         900           39



TOTAL                8,023,133     0    7,993,133      30,000          149


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

OUTSIDE SERVICES EMPLOYED
	ACCOUNT 923
INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed.
	If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                               RELATIONSHIP
                                              "A"= ASSOCIATE
FROM WHOM PURCHASED         ADDRESS            "NA"=NON               AMOUNT
                                                ASSOCIATE
Outside Services - Legal

Various                                             NA                46,402

Outside Services - Accounting

Various                                             NA                 2,700


Outside Services - Other

Various                                             NA               355,799
Accountemps                                         NA                55,942
H.T.E. Inc.                                         NA                75,901
Kelly Services                                      NA               181,850
George Beram & Co. Inc.                             NA                40,667
The Hay Group                                       NA               106,794
Russell Reynolds                                    NA               152,775
Best Western                                        NA                85,660
McPherson Associates                                NA               213,822
New England Conference Center                       NA               109,461

Outside Services - Market Development

Various                                             NA                24,318

Outside Services - Visibility

Various                                             NA                43,027


TOTAL                                                              1,495,119

ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926
INSTRUCTIONS:	Provide a listing of each pension plan and benefit
	program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                            AMOUNT


Health Insurance                                       719,766

Net Periodic Pension Expense                           317,327

401 K                                                  149,197

Life Insurance                                          95,896

Education                                               58,895

Other                                                  173,767

Supplemental Executive Retirement Plan                 114,496

FASB 106                                                27,598


        TOTAL                                        1,656,941


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998
	GENERAL ADVERTISING EXPENSES
	ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amounts included in Account
930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



DESCRIPTION     NAME OF PAYEE                   AMOUNT



Recruiting      David Wilson Associates         27,945
Advertising     Luma & Cahill                   51,192
Advertising     Ingalls Advertising            258,596
Advertising     Saint Bani Press                51,063
Advertising     Network Publishers               5,900
Advertising     RAM Printing                     3,268
Advertising     Other                           51,597

        TOTAL                                  449,561


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

	MISCELLANEOUS GENERAL EXPENSES
	ACCOUNT 930.2
INSTRUCTIONS:	Provide a listing of the amount included in Account 930.02
	"Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by
	Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

       DESCRIPTION                       AMOUNT


Printing and Distribution of
Quarterly and Annual Reports            140,223

Employee Orientations                    35,152

Director's Fees and Expenses            191,611

        TOTAL                           366,986


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

	RENTS
	ACCOUNT 931
INSTRUCTIONS:	Provide a listing of the amount included in Account 931,
        "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


         TYPE OF PROPERTY                             AMOUNT


        Office Building                              1,480,155

        EDP Equipment                                  122,079

        Miscellaneous                                   64,234


        TOTAL                                        1,666,468




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

	TAXES OTHER THAN INCOME TAXES
	ACCOUNT 408
INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income
	Taxes".  Separate the analysis into two groups: (1) other than
	U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.



              KIND OF TAX                                           AMOUNT


Other than U.S. Government Tax:
  State Telephone & Telegram Tax                                   11,386
  State Unemployment Tax - NH                                       2,967
  Other                                                                24
                                                                   14,376

U.S. Government Tax:
  Federal Telephone & Telegram Tax                                  5,393
  Federal Insurance Contribution Act                              522,180
  Federal Unemployment Tax                                          9,684
                                                                  537,257


        TOTAL                                                     551,633


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

DONATIONS
ACCOUNT 426.1
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1,
	"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT		PURPOSE OF DONATION	AMOUNT

Memorial Fund                                           10,000

Aggregate                                               14,822


                TOTAL                                   24,822


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

OTHER DEDUCTIONS
ACCOUNT 426.5
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5,
	"Other Deductions", classifying such expenses according to their nature.



DESCRIPTION             NAME OF PAYEE                          AMOUNT

None






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME
INSTRUCTIONS:	The space below is provided for important notes regarding
the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See page 19.







ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998



SCHEDULE XIX - FINANCIAL DATA SCHEDULE
ITEM NO.        CAPTION HEADING                                         AMOUNT

1       Net Service Company Property                                 2,701,128
2       Total Investments                                                    0
3       Total Current and Accrued Assets                             2,488,041
4       Total Deferred Debits                                        1,642,816
5       Balancing Amount for Total Assets and Other Debits                   0
6       Total Assets and Other Debits                                6,831,985
7       Total Proprietary Capital                                        2,688
8       Total Long-Term Debt                                                 0
9       Notes Payable                                                        0
10      Notes Payable to Associate Companies                         2,424,099
11      Balancing Amount for Total Current and Accrued Liabilities   3,261,224
12      Total Deferred Credits                                               0
13      Accumulated Deferred Income Taxes                             (798,173)
14      Total Liabilities and Proprietary Capital                    6,831,985
15      Service Rendered to Associate Companies                     17,003,091
16      Service Rendered to Nonassociate Companies                      30,000
17      Miscellaneous Income or Loss                                   (18,685)
18      Total Income                                                17,014,406
19      Salaries and Wages                                           8,023,133
20      Employee Pensions and Benefits                               1,656,941
21      Balancing Amount for Total Expenses                          7,334,332
22      Total Expenses                                              17,014,406
23      Net Income (Loss)                                                    0
24      Total Expenses (Direct Costs)                                8,091,874
25      Total Expenses (Indirect Costs)                              8,922,532
26      Total Expenses (Total)                                      17,014,406
27      Number of Personnel End of Year                                    149






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998




ORGANIZATION CHART AS OF DECEMBER 31, 1998

Chairman and Chief Executive Officer                        Schoenberger
Senior Vice President - Finance                             Baratta
Senior Executive Vice President - Energy Distribution       Dalton
Vice President - Engineering and Operations                 Appleton
Senior Executive Vice President - Energy Markets            Daly
Vice President - Sales and Marketing                        Black
Vice President - Energy Procurement                         Foote
Vice President - Technology                                 Smith
Vice President - Finance & Treasurer                        Collin
Vice President and Controller                               Brock
Vice President - Customer Services                          Morrissey
Senior Vice President - Communication & Regulation          Gantz
Vice President - Communication & Regulation                 Stewart


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998


METHODS OF ALLOCATION

See Next Page




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

METHODS OF ALLOCATION



	The cost of services rendered by UNITIL Service are allocated and billed based on direct time charges and to a lesser extent, direct cost assigned to individual projects or jobs performed on behalf of associated companies in accordance with the general guidelines set forth below.

A. Direct Labor Cost - Gross Wages. Direct Labor Cost - Gross Wages are based on the actual gross wage rates of assigned employees multiplied by the actual number of hours worked and directly charged to specific projects or jobs.

B. Direct Labor Cost - Other. Direct Labor Cost - Other includes the costs of paid absences, such as vacations, sick pay and holidays, and are allocated by employee based on the direct time charged to associated companies. In the event there are no direct time charges available for this allocation, the direct time charges of all UNITIL Service employees are used to make this allocation.

C. General Overhead Costs, including Indirect Labor. General Overhead Costs represent UNITIL Service Indirect Labor Costs and Administrative and General Expenses, and are allocated based on a monthly overhead rate applied against direct time charges. Indirect Labor Costs include pension costs, insurance, payroll taxes, employee savings plan, and similar payroll and benefit items. Administrative and General Expenses are those administrative and operating expenses incurred by UNITIL Service in providing services to associated companies which cannot be identified with or directly charged to a specific project or job.

D. Direct Charges. Direct Charges are costs that are directly assignable based on the individual projects or jobs performed on behalf of associated companies, and are excluded from General Overheads. Direct Charges are billed at actual cost and include: Employee Travel, Meals, Lodging, and Other Related Expenses, Data Management Hardware Leases and Maintenance Costs, Telephone Lease, and other miscellaneous expenses.


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1998



SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange
Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,


                            UNITIL Service Corp.
                         (Name of Reporting Company)


                       By:
                         (Signature of Signing Officer)


                       Laurence M. Brock, Controller
                  (Printed Name and Title of Signing Officer)


                         Date: